Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED ANNOUNCES STRATEGIC MACAU RESTRUCTURING INITIATIVES

Closes VIP Gaming Room at Sands Cotai Central, Expects to Generate Annual Savings of US$750,000

Hong Kong, China – September 2, 2016 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced that it is undertaking a comprehensive strategic review of its VIP gaming room operations in Macau due to the ongoing challenging VIP gaming environment and to enhance its operating performance.

As an initial cost-cutting measure, IKGH has closed its VIP gaming room at the Sands Cotai Central Casino in Macau, effective August 31, and terminated its agreement with King’s Gaming Promotion Ltd. relating to that facility, as the current Rolling Chip Turnover volume does not warrant the operation of five VIP gaming rooms. IKGH believes the closure of the facility will generate annual overall savings of approximately US$750,000.

In addition, upon the completion of its strategic review, IKGH may further close an additional 1-2 VIP gaming rooms in order to further optimize its operating earnings. IKGH will provide details with respect to any additional expense reductions in due course.

“Given the lack of recovery in the VIP market in Macau and our expectations that this will continue for the foreseeable future, we are currently reviewing our overall operations in Macau in order to ensure their sustainability,” said Mr. Lam Man Pou, Chairman of IKGH. “We expect to take further prudent actions that we believe will be accretive to our earnings per share and to ensure the preservation of our capital as we continue to seek to generate long-term value for our shareholders.”

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the City of Dreams Macau in Cotai and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Contact:

Ryan Yip

+853 2782 3425

ryany@ikghcl.com